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                              September 20, 2022

       Joseph Babiak
       Chief Executive Officer
       Growth Stalk Holdings Corp
       11991 N Highway 99
       Seminole, OK 74868

                                                        Re: Growth Stalk
Holdings Corp
                                                            Form 1-A POS
                                                            Response dated
September 16, 2022
                                                            File No. 024-11847

       Dear Mr. Babiak:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Form 1-A POS filed September 6, 2022

       1-A: Item 2. Issuer Eligibility, page 1

   1. We note your response to our prior comment and advise you that we will not be in a position to review or
qualify your post-effective amendment until all delinquent reports have been filed and the
company is current in its financial reporting obligations. Refer to
                                                        Rule 257 of Regulation
A and the guidance provided in Exchange Act Rules Compliance and Disclosure
Interpretation 151.01.
 Joseph Babiak
FirstName LastNameJoseph
Growth Stalk Holdings CorpBabiak
Comapany 20,
September NameGrowth
              2022     Stalk Holdings Corp
September
Page 2    20, 2022 Page 2
FirstName LastName
       If a participant in your offering is required to clear its compensation arrangements with
FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:      Frederick M. Lehrer, Esq.